Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6(b) under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following announcement was made available to employees of Baker Hughes Incorporated:

Integration Planning Announcement

To:	All Baker Hughes employees
From:	Murali Kuppuswamy, Chief Human Resources Officer Samar El Mnhrawy, HR Integration Planning Lead
Date:	June 22, 2017

Integration Planning HR update: 'We're in the Home Stretch!'

As we get closer to becoming Baker Hughes, a GE company, we’ve created a site on go/NewBlue that focuses on your compensation and benefits as they relate to the pending transaction.

To summarize these items, we’ve also created a guide titled “We’re in the Home Stretch!” that outlines certain aspects of the bonus plans, Employee Stock Purchase Program (ESPP), stock conversion, blackout period, performance management, and benefits in connection with the transaction.

The guide contains audio, which can be heard while using Adobe software. If you don’t have Adobe software visit go/shopping, search for ‘reader’, and download Adobe Reader XI version 11.*

In addition to the guide, you can click on the links below to navigate to a specific section within the site for more details.

Category	Highlights
Bonus Plans	A prorated ICP/PIP bonus will be paid shortly after close and will be based on annual targets of expected value (EV) for the Incentive Compensation Program and 4% for the Profit Incentive Program. The Global Sales Incentive Plans (SIP) and other SIPs will remain in place immediately following closing.
ESPP	ESPP for the first offering period will be purchased on June 19. If the close occurs prior to December 31, contributions for the second offering period will be refunded.
Stock Conversion	One share of Baker Hughes will be converted to one share of Baker Hughes, a GE company and a $17.50 dividend for each share.
Blackout Period	A blackout period will occur two to three days before closing and could last up to 10 business days after closing for stock options and unvested restricted stock and restricted stock unit awards. During this period, you may not exercise your options or sell any shares that you receive on vesting of your restricted stock and restricted stock unit awards.
Tax Considerations	Visit the FAQs for further details.
Performance Management	Ensure goals are accurate in Achieve, document and update the progress on your goals in your Success Plan, and have a discussion with your supervisor or manager.
Benefits	Benefits will remain the same until further notice.

*Once installed, you can set Adobe Reader as your default software to open PDF documents by going to the Control Panel on your computer and selecting ‘Default Programs.' From there select ‘Associate a file type or protocol with a program,' search for the extension of .pdf, click on the ‘Change Program’ button and select Adobe Reader.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Important Information For Investors And Stockholders - Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or "Newco") has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the "Combined Proxy Statement/Prospectus") and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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